

INVEST IN **JACKALO**

Invest in the future of kids' fashion—durable, buy-back clothing for a circular future

hellojackalo.com   Washington, DC   [in] [f] [○]

Female Founder   Ecommerce   Consumer Goods   Retail   Fashion

Highlights

1 Featured in Glamour, Forbes, Romper, GoodOnYou, Motherly, the Washington Post and NASDAQ

2 Direct-to-consumer sales boast a 40% returning customer rate

3   Launched on Target+ in Q4/24 and on Nordstrom Q1/25

4   Advisors include former C-suite at Bonobos and Todd Snyder

5   Backed by Techstars

6   Marketing lead from fashion and DTC companies Grayson/Frank & Eileen, Happiest Baby, and Bugaboo.

7   Promising international sales in 15 countries outside of the US

8   Positioned to be a leader in children's fashion in the $700B global circular fashion market

Featured Investors



Brynne Thompson

Invested $10,000 ⓘ

Follow

"As an early-stage investor, I'm excited by what Jackalo is building and the potential for much more exciting growth ahead. Children's apparel is already a large and growing market, but Jackalo brings to it their high-quality product line that unlocks latent demand from parents who have been waiting for style and sustainability, convenience and circularity. The combination of these elements is no easy task and why Jackalo is the first of its kind to have worked out the craftsmanship, material choices, and logistics to make it happen. Finally, Marianna Sachse is the leader required to build and grow this company. She has already built a solid base for the company and a team that is ready to go to the next level. She has cultivated an Advisory Board stacked with key industry leadership, and is confidently building out a core group of investors and stakeholders so that we can all participate in Jackalo's future. She and her team are just getting started!"

Other investors include <u>Techstars</u> Notable , <u>Brynne Thompson</u>

Our Team



Marianna Sachse CEO

Marianna was selected for Techstars, one of the world's most selective accelerators, and is a Nasdaq Milestone Maker. She also co-led the application process for one of the largest grants in the US to prevent teen sexual violence.



Amanda Bogues Marketing Director

Led Bugaboo's North America marketing team in crafting and executing a brand strategy that drove revenue growth through cutting-edge omni-channel marketing and e-commerce tactics.



Taylor McCleneghen Production Manager

Taylor is the lead at ShopSmall LLC, our production management team.



Emma Shirey Marketing Assistant

Built a community of active and engaged brand ambassadors for Jackalo that even turned to one another for support following Hurricane Helene.

Invest in the Future of Kids' Fashion Wear, Grow, Return, Repeat: Kids' Clothes for a Sustainable Future

Jackalo is transforming children's fashion with durable, buy-back clothing that keeps kids looking great—without the waste. The market is ready for change, and we're leading the way. **Invest now to help us scale our circular model and disrupt an industry built on disposability.**

The Problem: Fast Fashion Fails Families

I started Jackalo after seeing firsthand how kids' clothes weren't made to last. Parents are stuck in a cycle—buy, wear, tear, toss—wasting money and filling landfills. The fashion industry's waste problem is massive, and no brand was solving it for kids.

The Solution: A Circular, Durable Alternative

Jackalo creates **high-quality, sustainable kids' clothes** that stand up to rough play and last through multiple children. Our **buy-back program** ensures outgrown items are renewed and resold, keeping them in use and out of landfills. Families save money, and the planet benefits.

Why Now? Why Jackalo?

We've already proven the demand—growing a loyal customer base and gaining industry recognition. In 2023, I was selected for **Techstars**, one of the world's top startup accelerators, where I built a team and a network of expert advisors in fashion, marketing, and sustainability.

Now, we're expanding into new marketplaces and scaling our direct-to-consumer sales. **To meet demand, we need investment—and we want you to be part of it.**

Join us in building a future where kids' clothes are made to last. **Invest in Jackalo today.**




Meet Elias

- *Loves* climbing trees.
- *Hates* "hard" fabrics
- *Always* gets holes in pants & clothes

Note repaired hole

Meet my son, Elias, when he was four, we stopped getting hand-me-downs and I had to buy his clothes for the first time.

Whatever I spent on clothes, they weren't lasting long enough.

As a mom, I was exhausted from running after him and the last thing I needed was to have to buy clothes AGAIN.



parents always have to **compromise** on *something*

parents always have to compromise on something.

Kids' clothes often don't last long enough to be outgrown. Parents are wasting money, time and contributing to pollution. 85% of all textiles end up in landfills and less than 1% of clothes are recycled.

The existing solutions are usually polyester which is unsustainable and ultimately not good for kids' sensitive skin. Or rigid workwear and denim that don't meet kids' comfort needs.

Altogether, this means that parents always have to compromise something: durability, comfort, or their values.



Jackalo is the no-compromise solution for parents who care for their kids and the planet. We make long-lasting, comfortable, and sustainable clothes, and then resell them on our platform, making it faster and easier for parents to do something that's right for their family and the planet at the same time.

Parents that buy Patagonia for themselves, want a brand for their kids that tells the world they care. These parents want other families to enjoy these clothes the second time around.





jackalo
Our Unique Difference
New & Pre-Loved
all in one seamless cart
Organic
Carbon Neutral
Fair trade
hellojackalo.com
Menu
jackalo
Sustainability & Circularity
Powered by
1 Review
Reviews (1)
Heather G. Verified Buyer
Love this staple dress!
My daughter loves this dress, and it's construction is solid in design. It holds up to heavy play and wear, and I'm impressed as it's functionality! The pockets are my daughters favorite! The weight of this textile is heavy than some- a little like a denim but not quite. It doesn't wrinkle the worst, but it does benefit from a quick steam after ge...Read More
Share
06/12/23
Recently viewed products

Our platform allows parents to find new or pre-loved clothes that meet their, and their kids', needs quickly and easily, without compromising their values.

Amazing!!!
These pants are incredible crafted. The quality is superb, love the liner for the cold season. Super comfortable and they look great.
My son's favorite shirt!
This is a great weight and cut. We sized up so we can use it longer. Thank you!
Buy these pants, you won't regret it!
Another great purchase from a great company. I've never regretted anything I've bought from Jackalo. These clothes are well worth the price tag. I love a company that makes great clothes and stands for great principles.
Fantastic pants!
We're in love with these pants! They're adorable and fit my tall skinny daughter perfectly. Jackalo pants are a godsend. Why can't all clothing brands be like this??
Once again Jackalo does not disappoint. These jeans look great and are comfortable for my very active 6 year old. Comfort is always a top priority followed very closely with longevity and thee Jules Jeans check both boxes.
Durable and Bright
These pants have kept growing with my quickly growing kid. They're easy to pull on, comfortable for him to move around in, and have outlived any other pants I've gotten him. Also: the color is so rich and stayed deep even after many washes.
Every piece of clothing that you purchase from Jackalo will be utterly lovely. They're strong in all the right places. Gorgeous colors and fit.
Bought these a couple years ago. Both kids loved. Youngest specifically asked to have a new pair once the original had been outgrown. Gave the first pair to a friend who now is about to hand them down to a younger child.
And featured in...
GLAMOUR
BuzzFeed
romper
Forbes
The Washington Post
THE GOOD TRADE
MOTHERLY

Sales Channels

DTC

 shopify

B2B & Dropship

Target+   NORDSTROM

FOR DAYS   F A I R E

✓ DoneGood   EasyTot   @ cerqular



To date, we have been primarily a direct-to-consumer business. We are rapidly expanding into new online marketplaces, like Target+, Target's online marketplace. We have four additional dropship partnerships that also drive sales, and anticipate launching in two new high-end marketplaces in Q1 of 2025. Additionally, we view B2B as a valuable tool for growing awareness and market share.



$2t
Global Fashion

$700b
Global Circular Fashion

$9b
Circular Children's Fashion

75%
of Millennials are
eco-conscious
& shop accordingly

Source: Nasdaq

We all know that the global fashion market is enormous. But did you know that the circular fashion market is huge and growing, too? It is

know that the circular fashion market is huge and growing, too. It is anticipated to be $700B by 2030, and we anticipate that children's fashion will be $9B of this.

By maintaining our focus not just on sustainability, but on circularity as well, Jackalo is well-positioned to remain a leader in this space. We reach our lofty goals with an omnichannel focus: continuing to grow our direct-to-consumer sales, marketplace expansion, and building out our B2B sales. Throughout, we will continue to expand our circularity efforts with a goal of maintaining 50% of our revenue streams from circular business practices -- this includes the use of deadstock fabrics (rescued from other brands' over-production), products made from recycled materials, and our buy-back program.


Jackalo Stands Out Among Competitors
Noble
PRIMARY
MIGHTLY
THE SIMPLE FOLK
hanna Andersson
HEY GANG
jackalo
THREDUP
THE Swoondle SOCIETY
MANYMOONS
POSHMARK
facebook GROUPS
Sustainable Clothing Brands
Resale Marketplaces

While there are plenty of high-end sustainable brands, few make circularity truly accessible. We are the first sustainable kidswear brand to offer the convenience of purchasing new and pre-loved items in a single checkout.

At Jackalo, we design for circularity. Our styles and features are crafted to ensure longevity, lasting through the second, third child, and beyond. We use materials that are recyclable with today's technology, addressing

We use materials that are recyclable with today's technology, addressing present-day challenges without relying on future solutions. Additionally, all our fabrics are compostable, allowing customers the option to compost them at home if recycling isn't convenient.

We also use the clothes returned for resale to guide our future design improvements, ensuring continuous enhancement of our products.

Competitive Advantages

1st to Market
America's first circular children's clothing brand

One-Stop Checkout
Purchase new and preloved children's clothing from one website

Circularity-Informed Design
Learning from repairs and returns, clothes are optimized for durability

Nimble and Scalable
With supply chain and technology in place, ability to quickly iterate, develop, and innovate

Universal Design
Clothing design to make Jackalo as easy as possible for the most kids to wear.

User Experience
Focus on ease and value for TradeUp process that other resale markets miss.

Our competitive advantages are strong. From being the first to market, our single checkout for new and pre-loved items, to designing for circularity and beyond, we are are in a great position to lead and succeed.

Team



marianna SACHSE
FOUNDER & CEO



amanda BOGUES
MARKETING DIRECTOR



taylor McCLENEGHEN
PRODUCTION MANAGER





Our team includes mothers, industry insiders and outsiders that know how to up-end fashion to create better products that value people and planet along the way.

Our advisors bring expertise in marketing, fashion, circularity business strategy and law. All of which are critical to our success.

Now is the time...



"Three global Fortune 200 manufacturers will introduce major repair and renew services." - Forrester Predictions 2024



"Over the past five years, products making ESG-related claims accounted for 56 percent of all growth" - McKinsey/NeilsenIQ 2023



"Younger consumers' trust in brands is strongly influenced by the brands' positive intent" - HBR 2023

Renew and repair is being built out by leaders in fashion including Patagonia, Eileen Fisher, Dr Martens, and Veja. We are leading the way among kids' brands.

Sustainability-focused companies, are growing. And consumer demand is strong.

 **we have**

 **Multichannel distribution &**

the vision.

Today, Jackalo is beloved DTC sustainable brand. In 5 years, Jackalo will be the go-to brand for sustainable kids' clothing. Serving 1 million customers, with 50% of the revenue from circular business models.



entry into school uniform market

Launch subscription option & first collection made from post-consumer recycled adult clothes

Repair Studio

In five years, we'll be the go-to brand for sustainable kids' clothing with 50% of our revenue coming from circular business models.

This year we'll grow our multi-channel distribution strategy and enter into the school uniform market, which is ripe for disruption. We will also launch our first collection made from post-consumer recycled adult clothes.

In subsequent years, we'll open our first hybrid retail-repair studio.

Forward-looking statements are not guaranteed.

investment opportunity

We are raising a $124,000 SAFE with a $3m val cap as a Friends & Family/Angel round to fund the next stage of our growth.

This will allow us to launch our first 100% post-consumer mini collection and maximize our presence in B2B marketplaces.



Platform Fees 7.9%

Inventory & Product Dev 16.1%

Admin 8.1%

Marketing + Sales 15.5%

Personnel (marketing heavy) 52.4%

We are raising a $124k community round to help us get to our next phase of growth. This will include investments in our team and a heavy focus on marketing and sales.



